February 4, 2008

VIA EDGAR
Division of Corporate Finance
Mail Stop 4561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:       Pamela Long - Assistant Director
Era Anagnosti - Staff Attorney
Terence O’Brien - Accounting Branch Chief
Ryan Rohn - Accountant

Re:	OriginOil, Inc. (the “Company”)
Registration Statement on Form SB-2 (“Form SB-2”)
Filed December 11, 2007
File No. 333-147980

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission (the “Staff”) as set forth in its letter dated January 14, 2008 relating to the Registration Statement on Form SB-2 (the “Registration Statement”) of the Company. Please be advised that the Company will file a new Registration Statement, as recommended by the Staff. On behalf of the Company, we respond as follows.

Registration Statement, page 1

1.	Reflect the correct Primary Standard Industrial Classification Code Number (2860). Further, please provide correct telephone numbers for the company.

Response: As per the Staff’s comments, the Company has revised its disclosure on the first page of the Company’s Registration Statement on Form SB-2, as amended.

Outside Front Cover of Prospectus, page 3

2.
The language on the first paragraph should clearly state that the prospectus relates to the resale of up to 32,001,455 shares of common stock of OriginOil, Inc. by the selling security holders identified in the prospectus.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

Response: As per the Staff’s comments, the Company has revised its disclosure on the Outside Front Cover of the Company’s Registration Statement on Form SB-2, as amended.

3.
Since there is no public market for your shares, the last sentence of the first paragraph must state that only after a public market is established or the shares are registered on the Over the Counter Bulletin Board, the selling security holders may sell their shares in the open market or in privately negotiated transactions.

Response: As per the Staff’s comments, the Company has revised its disclosure on the Outside Front Cover of the Company’s Registration Statement on Form SB-2, as amended.

4.
Correct the second paragraph to state that the selling security holders “will” sell the shares at a price of $0.10 per share unless and until a public market for such shares is established or the shares are registered on the Over the Counter Bulletin Board.

Response: As per the Staff’s comments, the Company has revised its disclosure on the Outside Front Cover of the Company’s Registration Statement on Form SB-2, as amended.

Prospectus Summary. Page 5

5.
At the outset of this discussion, clarify that the company has no current revenues and is a development stage company. Disclose whether the company currently has any operations relating to the manufacture of your products.

Response: As per the Staff’s comments, the Company has revised its disclosure on page 5 of the Company’s Registration Statement on Form SB-2, as amended.

6.	Please disclose in this section that you have received a going concern opinion from your auditors.

Response: As per the Staff’s comments, the Company has revised its disclosure on page 5 of the Company’s Registration Statement on Form SB-2, as amended.

7.
We note that in Note 1, Notes to the Financial Statements, page F-5, you state that it is your belief that the funding from stockholders will continue. Please briefly discuss the basis for this belief, including whether you have any commitment from them to provide such financing.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

Response: The Company has revised its disclosure to reflect that the Company does not have a commitment from stockholders to provide financing.

Risk Factors, page 6

8.
We note that some of the risk factors are duplicative or address similar areas of concern. For example, the first and the third risk factors discuss your auditor’s substantial doubt on the company’s ability to continue as a going concern. The risks covered in the first and the fourth risk factors seem to overlap on the subject of the company being at an early stage of development. The sixth and the tenth risks factors also seem to address the same risk — the company’s inability to manage growth. As appropriate, address each risk factor separately and eliminate any redundancies.

Response: As per the Staff’s comments, the Company has revised its disclosure under the heading Risk Factors, beginning on page 5 of the Company’s Registration Statement on Form SB-2, as amended.

9.
We note that you have used subheadings to group the risk factors. As such, please be sure that the risks you describe are accurately characterized by these subheadings. We note, for example, that the seventh, eight and nine risk factors, which appear under the subheading “Risks related to OriginOil’s business” relate more closely to “Risks Related to OriginOil’s common stock and its market value.”

Response: As per the Staff’s comments, the Company has revised its disclosure under the heading Risk Factors, beginning on page 5 of the Company’s Registration Statement on Form SB-2, as amended.

10.
Tell us what consideration you have given to including (i) competition, (ii) environmental regulations and other regulations impacting directly the biofuels industry, (iii) changes in specification standards for biofuels, and (iv) lack of product diversification, as risk factors.

Response: As per the Staff’s comments, the Company has revised its disclosure under the heading Risk Factors, beginning on page 5 of the Company’s Registration Statement on Form SB-2, as amended.

Our limited operating history does not afford investors a sufficient history, page 6

11.
The discussion on a risk factor should be specific to the company and how it affects or impacts you directly. You have listed a number of elements that an investor should consider before purchasing company’s shares; however, these elements are not specific to the purchase of OriginOil’s securities only. Either expand your discussion on how the various listed risks relate to OriginOil and its securities specifically (without duplicating discussion covered by the other risk factors) or remove them.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

Response: As per the Staff’s recommendation, the Company has removed the general elements an investor should consider before purchasing shares.

Technological change may make our products obsolete page 8

12.
The last sentence of the first paragraph of this risk factor appears to be misplaced. Please revise to include it in the appropriate risk factor or explain how defending your patents relates to technological change.

 Response: As per the Staff’s recommendation, the Company has deleted the last sentence of the first paragraph in the above mentioned risk factor.

The loss of strategic relationships used in the development . . ., page 9

13.
Please note that you should include only current material risks. It is unclear why this is a current material risk since it appears that you do not have the types of relationships that the risk factor addresses. If this is not a current material risk, please remove.

Response: The Company has determined that that the above risk factor is not a current material risk, and as such, has removed it from the Registration Statement, as amended, per the Staff’s recommendation.

Determination of Offering Price, page 10

14.
Revise the language to reflect that until a public market for the company’s shares is established or the shares are registered on the Over the Counter Bulletin Board, the selling stockholders “will” sell the shares at a price of $0.10 per share.

Response: As per the Staff’s comments, the Company has revised its disclosure under the heading Determination of Offering Price, beginning on page 10 of the Company’s Registration Statement, as amended.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

Management Discussion and Analysis, page 10

Overview, page 11

15.
Describe more specifically the actual end product that OriginOil intends to develop. State affirmatively whether OriginOil will, or will not, be involved in the actual manufacturing of algae-oil production.

Response: As per the Staff’s comments, the Company has revised its disclosure under in the Management Discussion and Analysis section beginning on page 11 of the Company’s Registration Statement, as amended.

Critical Accounting Policies, page 11; Revenue Recognition, page 11. Use of Estimates, page 12; Fair Value of Financial Instruments, page 12

16.
Language throughout these sections suggests that you are already generating revenue through sales to customers. For example, you refer to when revenue “is recognized” and state that you “obtain written purchase authorizations from [your] customers…” Since ii appears that you do not yet have revenues or customers, please review and revise each of these sections to remove the implication that you are already generating and receiving revenue and carrying on operations.

Response: As per the Staff’s comments, the Company has revised its disclosure under in the Management Discussion and Analysis section beginning on page 11 of the Company’s Registration Statement, as amended.

Plan of Operation and Financing Needs, page 12

17.
Please include a statement that for the next 12 months your plan of operation does not contemplate any capital expenditures for equipment and the like, other than the test equipment that is part of the $300,000 budget.

Response: As per the Staff’s comments, the Company has revised its disclosure under the Plan of Operations and Financing Needs section beginning on page 12 of the Company’s Registration Statement, as amended.

18.
Elaborate on the “testing, documentation and further invention” that you plan to conduct during a six month period. Explain to investors more clearly what you need to do to bring any product to market. Also explain why $300,000 and six months is budgeted for these activities. Disclose any significant steps or milestones and any significant expenditures that will be completed during this phase. Explain what the product will be at the end of the phase and what will be necessary before you can begin the negotiation phase.

Response: As per the Staff’s comments, the Company has revised its disclosure under the Plan of Operations and Financing Needs section beginning on page 12 of the Company’s Registration Statement on Form SB-2, as amended.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

19.
You state that after your initial testing phase, you will seek to partner up with algae producers and refiners throughout the world. Please explain (i) how you will identify such partners, (ii) where they are geographically concentrated, and (iii) the timeframe during which you intend to have this phase completed. Please also explain more specifically what the $400,000 budget for this phase is intended to cover.

Response: As per the Staff’s comments, the Company has revised its disclosure under the Plan of Operations and Financing Needs section beginning on page 12 of the Company’s Registration Statement, as amended.

20.	Include a short discussion on the anticipated terms of the cross-licensing arrangements.

Response: As per the Staff’s comments, the Company has revised its disclosure under the Plan of Operations and Financing Needs section beginning on page 12 of the Company’s Registration Statement, as amended.

21.	Explain the meaning of the terms “contingencies” and “year” in your discussion regarding remaining available cash

Response: As per the Staff’s comments, the Company has revised its disclosure under the Plan of Operations and Financing Needs section beginning on page 12 of the Company’s Registration Statement, as amended.

22.	Expand your discussion on whether you will have to raise additional funds in the next 12 months and the necessary amount needed to fund the company’s ongoing business operations.

Response: As per the Staff’s comments, the Company has revised its disclosure under the Plan of Operations and Financing Needs section beginning on page 12 of the Company’s Registration Statement, as amended.

23.	Pursuant to Item 303(a)(iv) of Regulation S-B, indicate the number of employees the company expects to hire in order to implement the stated plan of operation.

Response: As per the Staff’s comments, the Company has revised its disclosure under the Plan of Operations and Financing Needs section beginning on page 12 of the Company’s Registration Statement, as amended.

Description of Business, page 14

24.
Your business description should include a more comprehensive discussion of your technology. For example, include in your discussion information regarding: (i) regarding capacity of algae-oil production to enter the market place and enable revenue recognition; (ii) quality of algae oil compared to traditional petroleum; (iii) expected profit margins; and (iv) cost efficiency of algae oil production compared to traditional petroleum

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

Response: As per the Staff’s comments, the Company has revised its disclosure under the Description of Business section beginning on page 13 of the Company’s Registration Statement, as amended.

25.	Explain what part of the business process is or may become subject to compliance with applicable environmental laws and the estimated cost of such compliance.

Response: The Company is not in the business of producing or marketing oil or fuel, based on algae. The Company’s business is licensing technology to customers such as fuel refiners, chemical, and oil companies. As such, the Company’s business is not subject to environmental law.

26.
Identify the date when the patent application was filed with the U.S. Patent and Trademark Office and whether the company has received any correspondence related to the status of the application. Please disclose if the company is in the process of preparing and filing additional patent applications.

Response: As per the Staff’s comments, the Company has revised its disclosure under the Description of Business section beginning on page 13 of the Company’s Registration Statement, as amended.

27.
Discuss the importance to the success of your business patents, trademarks, licenses or royalty agreements. We note your risk factor discussion on the importance of patent protection for your products.

Response: As per the Staff’s comments, the Company has revised its disclosure under the Description of Business section beginning on page 13 of the Company’s Registration Statement, as amended.

28.	Please provide a more thorough discussion of the company’s competitive business conditions, your competitive position in the industry and methods of competition.

Response: As per the Staff’s comments, the Company has revised its disclosure under the Description of Business section beginning on page 13 of the Company’s Registration Statement on Form SB-2, as amended.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

29.	Discuss the effects of existing or probable governmental regulations on your business.

Response: As per the Staff’s comments, the Company has revised its disclosure under the Description of Business section beginning on page 13 of the Company’s Registration Statement, as amended.

30.
Expand discussion on your facilities by indicating the adequacy of the current facilities for the conduct of the company’s ongoing business operations and the contemplated testing discussed in the plan of operation.

Response: As per the Staff’s comments, the Company has revised its disclosure under the Description of Business section beginning on page 13 of the Company’s Registration Statement, as amended.

31.	Discuss the types of raw materials used in the business, their sources and availability.

Response: As per the Staff’s comments, the Company has revised its disclosure under the Description of Business section beginning on page 13 of the Company’s Registration Statement, as amended.

32.	Include information required by Item 10 1(c) of Regulation S-B.

Response: As per the Staff’s comments, the Company has revised its disclosure under the Description of Business section beginning on page 13 of the Company’s Registration Statement on Form SB-2, as amended.

33.
We note that in Note 1, Notes to the Financial Statements, page F-5, you state that algae is the most promising source of renewable energy. Please incorporate in your business discussion the factual basis for making such assertion.

Response: As per the Staff’s comments, the Company has revised its disclosure under the Description of Business section beginning on page 13 of the Company’s Registration Statement, as amended.

Management - Directors, Executive Officers, Promoters and Control Persons, page 16

34.
You list Mr. T Riggs Eckelberry as the Chief Executive Officer and Director of the company. The signature page to the registration statement lists Mr. T Riggs Eckelberry also as Acting Chief Financial Officer. Mr. T Riggs Eckelberry has also executed the company’s bylaws (which are attached as Exhibit 3.3 to this registration statement) as the Secretary of the company. Please list all positions currently held by Mr. Eckelberry.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

Response: As per the Staff’s comments, the Company has revised its disclosure under the Directors, Executive Officers, Promoters and Control Persons section beginning on page 16 of the Company’s Registration Statement on Form SB-2, as amended.

35.
You initially identify Mr. Nicholas Eckelberry as a director of the company. in the biographical description Mr. Nicholas Eckelberry is listed as the company’s director of development. Correctly state Mr. Nicholas Eckelberry’s position(s) with the company.

Response: As per the Staff’s comments, the Company has revised its disclosure under the Directors, Executive Officers, Promoters and Control Persons section beginning on page 16 of the Company’s Registration Statement, as amended.

36.	For each of Messrs. T Riggs Eckelberry, Nicholas Eckelberry and Ivan Ivankovich supplement the respective biographical information for year 2006 through 2007.

Response: As per the Staff’s comments, the Company has revised its disclosure under the Directors, Executive Officers, Promoters and Control Persons section beginning on page 16 of the Company’s Registration Statement, as amended.

37.	List the names of the various companies for which Mr. Ivankovich acts as Chief Financial Officer, including Cyberdefender Corporation.

Response: Mr. Ivankovich is not the Chief Financial Officer of any other corporation and the Company has revised its disclosure on the Company Registration Statement, as amended.

38.	Please describe the family relationships among the directors and executive officers. See Item 401(c) of Regulation S-B.

Response: As per the Staff’s comments, the Company has revised its disclosure under the Directors, Executive Officers, Promoters and Control Persons section beginning on page 16 of the Company’s Registration Statement, as amended.

Board of Directors, page 16

39.
Revise the language to clarify that currently the directors do not receive any monetary compensation for their service on the board of directors; however, the company’s bylaws provide that directors may receive compensation for their services.

Response: As per the Staff’s comments, the Company has revised its disclosure under on page 17 of the Company’s Registration Statement, as amended.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

40.
Further expand your discussion on the board of directors to disclose the existence of the audit and finance committees. We note the press release on the company’s web site pursuant to which, on August 28, 2007 Mr. Ivankovich was appointed as chairman to these committees.

Response: The Company currently does not have any committees The Company has never implemented a full audit committee that complies with Sarbanes-Oxley. As such, the Company has revised its disclosure on page 17 of the Company’s Registration Statement, as amended.

Certain Relationships and Related Transactions, page 17

41.
We note that in Note 4, Notes to the Financial Statements, page F-6, the company repaid an investor a loan in the amount of $75,000. The note identifies this investor as a related party. Explain why this section of the registration statement does not identify any related parties or transactions, or include information about this transaction in this section.

Response: As per the Staff’s comments, the Company has revised its disclosure under the Certain Relationships and Related Transactions section beginning on page 17 of the Company’s Registration Statement, as amended.

Selling Security Holders, page 19

42.
Clarify that the selling security holders “will” sell the shares at a price of $0.10 per share, until a public market for such shares is established or the shares are registered on the Over the Counter Bulletin Board.

Response: As per the Staff’s comments, the Company has revised its disclosure under the Selling Security Holders section beginning on page 18 of the Company’s Registration Statement, as amended.

43.
You state that the company will receive proceeds from the exercise of the warrants. In your discussion of Market for Common Stock and Related Stockholders Matters, page 10, you state that there are no warrants or options outstanding. Based on your list of the selling security holders, the only shares being registered pursuant to this registration statement are shares of common stock issued in connection with the private placements discussed in the registration statement. Please explain reference to the warrant.

Response: The Company advises the Staff that it misstated that there were warrants as part of this Registration Statement and as such, the Company has revised its disclosure on page 19 of the Company’s Registration Statement, as amended.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

44.
Tener Riggs Eckelberry is listed as one of the selling security holders. Identify the relationship of Tener Riggs Eckelberry with T Riggs Eckelberry and Nicholas Eckelberry. Tell us what consideration you have given to whether the shares owned by Tener Riggs Eckelberry are also beneficially owned by T Riggs or Nicholas Eckelberry for purposes of your beneficial ownership table.

Response: As per the Staff’s comments, the Company has revised its disclosure under the Selling Security Holders section beginning on page 18 of the Company’s Registration Statement, as amended.

Plan of Distribution, page 26

45.
Revise the second to last sentence on the third paragraph by stating that the offering price “will” be fixed at $0.10 until such time that a public market for the company’s shares is established or the shares are registered on the Over the Counter Bulletin Board.

Response: As per the Staff’s comments, the Company has revised its disclosure under the Plan of Distribution section beginning on page 26 of the Company’s Registration Statement, as amended.

46.
Please identify any selling security holder that is a broker-dealer, and state that the seller is an underwriter. If a selling security holder is an affiliate of a broker-dealer, provide the following representations in the prospectus: (1) the seller purchased in the ordinary course of business, and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot provide these representations, state that the seller is an underwriter.

Response: The Company advises the Staff that the selling security holders do not include any broker-dealers or affiliates of broker-dealers.

Part II

Other Expenses of Issuance and Distribution, page 31

47.	List any taxes, printing and engraving fees and applicable transfer agent fees which will be paid by the company. If such fees will be borne by the selling security holders, so state.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

Response: The Company advises the Staff that expenses will be borne by the selling security holders and has revised its disclosure on page 30 of the Company’s Registration Statement, as amended

Recent Sales of Unregistered Securities, page 35

48.
The sequence of the private placements identified in this section and the number of shares issued thereunder are inconsistent with the information provided in Note 7, Notes to the Financial Statements, page F-I 8. Further in the Prospectus Summary, page 5, you state that the selling security holders acquired the shares from the company in a series of private placements conducted between June 2007 and October 2007. This range of dates is inconsistent with your discussion in the Recent Sales of Unregistered Securities section. Revise all the appropriate sections of the registration statement to correctly list the various private placements pursuant to which the selling security holders acquired their shares.

Response: As per the Staff’s comments, the Company has revised all sections of the Registration Statement, as amended, to correctly list the various private placements of the Company.

49.	Please identify any promoters and private placement agents, if any, for the various private placement transactions.

Response: The Company advises the Staff that it has no promoters or private placement agents for the various private placement transactions.

Exhibits, page 32

50.	Include as an exhibit the subscription agreement pursuant to which the company sold shares in November of 2007.

Response: As per the Staff’s comments, the Company has included as an exhibit, the subscription agreement pursuant to which the Company sold shares in November of 2007.

Exhibit 3.1 - Articles of Incorporation

51.
This exhibit seems to have not been properly filed on Edgar since different pages show up under several exhibit tabs. Please ensure that the full text of the document appears under the Exhibit 3.1 tab.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

Response: As per the Staff’s comments, the Company has included the full text of the company’s Articles of Incorporation as an exhibit to the Registration Statement, as amended.

Exhibit 5.1 – Legal Opinion

52.
Since you are registering shares which are currently outstanding and held by the selling security holders, please revise the opinion to state that the share are duly authorized, legally issued, fully paid, and non-assessable, without qualification as to sales contemplated by the registration statement.

Response: As per the Staff’s comments, the Company has advised counsel to revise their legal opinion.

Signatures, page 34

53.
The registration statement should also be signed by the company’s principal accounting officer or controller whose title should be shown on the signature page. We notice that the title “Principal Accounting and Financial Officer” is placed in brackets. Please remove the brackets or have the proper principal accounting officer or controller sign the registration statement.

Response: As per the Staff’s comments, the Company has removed the brackets of the Principal Accounting and Financial Officer of the Company.

* * * * *

If you have any further comments and/or questions, please contact the undersigned at (212) 930-9700.

Very truly yours,

/s/Jared Daniel Verteramo
Jared Daniel Verteramo, Esq.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com